UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025 (Report No. 1)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Contents

SaverOne 2014 Ltd. (the “Company” or the “Registrant”) is planning to effect a change in the ratio of its American Depositary Shares (“ADSs”) from the current ADS ratio of one (1) ADS representing one thousand two hundred (1,200) ordinary shares to one (1) ADS representing three thousand six hundred (3,600) ordinary shares. The change in ADS ratio will have the same effect as a 1-for-3 reverse stock split of the ADSs.

The Company is expected to begin trading on the new ADS ratio upon the opening of the market on June 11, 2025 (the “Effective Date”). The exchange of every 3 then-held (existing) ADSs for one (1) new ADS will occur automatically on the Effective Date, with the then-held ADSs being canceled and new ADSs being issued by the BNY Mellon, the depositary bank (the “Depository”). The current pre-split number of ADSs outstanding immediately prior to the Effective Date is 1,052,690 ADSs and, immediately following the implementation of the ratio change on the Effective Date, there will be outstanding 350,896 (representing 1,263,228,000 underlying ordinary shares). As of the date of this report, there are outstanding in the aggregate 1,604,582,646 ordinary shares registered for trading on the Nasdaq Capital Market (represented by ADSs) and the Tel Aviv Stock Exchange.

The Company’s ADSs will continue to trade on Nasdaq under the same trading symbol “SVRE,” but with a new CUSIP number. The Company’s ordinary shares, which are not affected by the change, will continue to trade on the Tel Aviv Stock Exchange.

Proportionate adjustments will be made to the exercise prices and the number of ordinary shares represented by ADS underlying the Company’s outstanding equity awards, convertible notes, and warrants, as applicable. The ordinary shares of the Company will not be affected by this change in the ADS ratio; no Shares will be issued or canceled in connection with the changes of the ADS ratio and holders of the Company’s Shares will be unaffected by the new exchange ratio for ADSs.

No fractional new ADSs will be issued in connection with the change of the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary. As a result of the change of the ADS ratio, the Company’s ADS trading price is expected to increase proportionally, enhancing the suitability of the ADSs for trading on the Nasdaq, although the Company can give no assurance that the ADS trading price after the change of the ADS ratio will be equal to or greater than eighteen times the ADS trading price before the change.

Forward-Looking Statements

Certain statements in this current report are forward-looking within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements regarding our ability to regain compliance with the Minimum Bid Requirement for continued listing on Nasdaq and other statements that are not statements of historical fact, and may be identified by words such as “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include but are not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this current report are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: June 6, 2025	By:	/s/ Ori Gilboa
		Name:	Ori Gilboa
		Title:	Chief Executive Officer

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